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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  FIRST QUARTER REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2003

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THREE MONTHS ENDED MARCH 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

As at March 31, 2003, Canadian Zinc Corporation (the “Company”) has a working capital surplus of $9,123.  This is an increase of $14,571 from the working capital deficit of $5449 at December 31, 2002.  This arises from the Company continuing normal operations.  The Company is currently considering methods of non dilutive funding and expects to add to the treasury in the near future.

Major Expenditures

Mineral property costs for the first three months of 2003 totaled $32,101.  These costs represent, in the main, the continuing costs of permitting on Prairie Creek Mine.

Results of Operations

The Company’s net loss for the three months ended March 31, 2003 was $117,419 ($0.003 per share), a decrease of $79,036 from the $196,455 ($0.01 per share) loss in the same period last year.  Major cost reductions occurred in salaries and benefits, corporate financing and travel and in investor relations and printing; all due to decreased levels of corporate activity.

SUMMARY OF ACTIVITIES FOR THE QUARTER.

The Company’s primary focus continues to be Prairie Creek, with its $100 million in infrastructure including a developed mine and mill.  Prairie Creek is primarily a Zinc mine with significant amounts of Silver, Lead and Copper as by product credits. Zinc’s largest use is in galvanizing of steel for protection against rust. Zinc prices are at historical lows causing a major shakeout in the industry.

Recovery in the Zinc market is expected within the next 18 months as high cost producers are forced out of business due to low prices and the current low American dollar. Industrial recovery will drive metals prices up, and coupled with the shortage of supply following the shrinkage of the industry, this will mean Zinc’s price recovery could be sharp and spectacular.

Despite the current weakness in the Equity markets caused by the underlying uncertainty in world affairs, work has continued to support future base metals production at the Prairie Creek Mine.  During the quarter our permit applications for the use of our pilot plant and the excavation of an access decline to allow exploration and delineation of the current resource again cleared review by the Mackenzie Valley Environmental Impact Review Board.  These applications were approved for development subject to standard environmental safeguards.  The applications are currently with the “Responsible Ministers” for review and should be sent back to the Mackenzie Valley Land and Water Board shortly for issue of the appropriate permits.

Also shortly after the end of the quarter, in early May, 2003, a decision was reached by the Appeal court of the Northwest Territories in the case of North American Tungsten vs. the Mackenzie Valley Land and Water Board.  This case established that any substantial operation that was licensed before 22 June 1984 (potentially including Prairie Creek, which was fully licensed in 1980,) is grandfathered from further environmental review as long as there is no substantial change to the operation.  We are examining this decision carefully to see what will be the likely effect on our permitting activities in the North.

At Damoti Lake, following an extensive review of the property including site visits and re-evaluation of the exploration database, the Company made the difficult decision not to proceed further with the project and surrendered our option in early 2003.

The Company remains firmly committed to our 100% owned Prairie Creek zinc /lead/silver Property and to operating and working in the Northwest Territories and continues to move the project forward to eventual profitable production.  We are also investigating a number of financing options for the Company and will continue to look at non-dilutive alternatives wherever possible to retain the value for existing shareholders.

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

March 31, 2003

Index

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Costs

CANADIAN ZINC CORPORATION

Balance Sheets

March 31, 2003 (Unaudited)	December 31, 2002 (Audited)

ASSETS

Current
Cash and cash equivalents	$ 80,679	$ 63,896
Accounts receivable	4,365	5,105
Prepaid expenses	2,687	2,687

	87,731	71,688

Resource interest (Note 3)	12,778,933	12,746,832

Capital assets (Note 4)	136,240	138,332

$ 13,002,904	$ 12,956,852

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 78,608	$ 77,137

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	20,595,248	20,363,788

Share subscriptions (Note 5c)	-	69,460

Contributed surplus (Note 5d)	97,500	97,500

Deficit	(7,768,452)	(7,651,033)

12,924,296	12,879,715

$ 13,002,904	$ 12,956,852

Approved by the Directors

“Malcolm J.A. Swallow”

_______________________________

Malcolm J.A. Swallow

“Robert J. Gayton”

_______________________________

Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit

(Unaudited)

Three months ended March 31, 2003	Three months ended March 31, 2002

Interest income	$ 395	$ 8,992

Expenses
Amortization	2,092	2,241
Bank charges	713	615
Capital tax	-	2,500
Corporate financing and travel	250	18,016
Insurance	-	4,670
Investor relations and printing	31,407	48,037
Listing and filing	16,683	7,801
Office	4,283	11,286
Professional fees	32,712	20,318
Rent	8,011	14,016
Salaries and benefits	20,114	72,773
Telephone and utilities	1,547	1,929
Transfer agent	-	1,245

117,814	205,447

Loss for the period	(117,419)	(196,455)

Deficit, beginning of period	(7,651,033)	(5,977,054)

Deficit, end of period	$ (7,768,452)	$ (6,173,509)

Loss per share – basic and diluted	$ (0.003)	$ (0.01)

Weighted average number of common shares outstanding – basic and diluted	34,946,388	26,567,014

CANADIAN ZINC CORPORATION

Statements of Cash Flows

(Unaudited)

Three months ended March 31, 2003	Three months ended March 31, 2002

Cash flows from (used in) operating activities
Loss for the period	$ (117,419)	$ (189,956)
Adjustment for items not involving cash:
Amortization	2,092	2,937

	(115,327)	(187,019)

Change in non-cash working capital items:
Accounts receivable	740	(5,462)
Prepaid expenses	-	-
Accounts payable and accrued liabilities	1,471	24,322

(113,116)	(168,159)

Cash flows from financing activities
Shares issued for cash	162,000	150,000

Cash flows used in investing activities
Exploration costs, excluding amortization	(32,101)	(100,679)
Purchase of capital assets	-	-

(32,101)	(100,679)

Increase (decrease) in cash and cash equivalents	16,783	(118,838)

Cash and cash equivalents, beginning of period	63,896	545,450

Cash and cash equivalents, end of period	$ 80,679	$ 426,612

NOTES TO THE FINANCIAL STATEMENTS

1.

Continued Operations

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

The Company has suffered recurring losses from operations and has limited working capital.  The continued operations of the Company and the recoverability of the amounts shown for mineral interests and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the projects, and upon future profitable production or proceeds from the disposition thereof.

2.

Significant Accounting Policies

(a)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(b)

Amortization

Amortization is provided on a declining-balance basis on the capital assets at the following annual rates:

Heavy mining equipment	30%

Office furniture and equipment	20%

Pilot plant	20%

Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.  No amortization is provided for the pilot plant, as it has not been put into use.

(c)

Resource Interests

The Company follows the policy of deferring all acquisition, including plant and equipment acquired with the property, exploration and development costs relating to the resource interests.  These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based on estimated proven reserves.

The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values.  The recoverability of amounts shown for resource interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in resource interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource interests.  The Company has investigated ownership of its resource interests and, to the best of its knowledge, ownership of its interests is in good standing.

(d)

Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the Optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

(e)

Earnings Per Share

Earnings, (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(f)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(g)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(h)

Stock Options

In 2002, the Company adopted a new standard for the accounting for Stock-based compensation and other stock-based payments (“CICA 3870”), as recommended by the Canadian Institute of Chartered Accounts.

As permitted by the CICA 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan for employees had been determined in accordance with the fair value based method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method.  The fair value of stock options is determined by the Black-Scholes Option Pricing Model, with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.  The fair value of direct awards of stock is determined by the market price of the Company’s stock.

3.

Resource Interest

Total expenditures on the Company’s exploration properties comprise the following:

March 31, 2003	December 31, 2002

Prairie Creek
Acquisition costs:
Mining lands	$ 2,750,000	$ 2,750,000
Plant and equipment	500,000	500,000

	3,250,000	3,250,000
Exploration costs (See schedule)	9,528,933	9,496,832

Prairie Creek Total	$ 12,778,933	$ 12,746,832

Prairie Creek Mine

On June 22, 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R.") in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition includes a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest.  One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest will be transferred to the Company when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

In 1996, the Company concluded a co-operation agreement with the Nahanni Butte Dene Band.  In return for the various co-operation and assistance undertakings given by the Band, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

Damoti Lake

On 20th of June 2002, the Company entered into an Option Agreement with Standard Mining Corporation to acquire 50% of the Damoti Lake advanced gold Exploration Project by paying $20,000 in cash and issuing 100,000 common shares of the Company at $0.25 per share for $28,000. The Company further expensed $136,747 in exploration of this project.

During the period the Company terminated the Option Agreement.  The total expenditure of $184,747 was written off in fiscal 2002.

4.

Capital Assets

March 31, 2003	December 31, 2002

Mining equipment	$ 164,940	$ 164,940
Pilot plant	108,161	108,161
Office equipment	25,060	25,060
Computer equipment	53,232	53,232

351,393	351,393

Accumulated amortization:
Mining equipment	154,877	154,063
Office furniture and equipment	18,702	18,369
Computer equipment	41,574	40,629

215,153	213,061

Net book value	$ 136,240	$ 138,332

5.

Share Capital

(a)

Authorized:  100,000,000 common shares with no par value.

(b)

Issued:  36,138,169 common shares.

(c)

During the period, the Company completed a two part private placement, which raised a total of $237,500 by issuing 437,500 flow through shares, 1,062,500 non-flow-through shares and 1,062,500 share purchase warrants exercisable for a period of 12 months.

(d)

Stock options as at March 31, 2003:

Number of Options	Exercise Price	Expiry Date
100,000	$0.15	June 9, 2003
170,000	$0.20	April 15, 2004
1,010,000	$0.20	June 28, 2005
400,000	$0.20	July 20, 2005
200,000	$0.25	March 11, 2007
250,000	$0.20	March 18, 2007
200,000	$0.24	April 28, 2007
150,000	$0.20	September 5, 2007

2,480,000

Each stock option entitles the holder to acquire one common share of the Company.  In fiscal 2002, pursuant to the Company’s Stock Option Plans, the Company granted stock options to purchase an aggregate of 800,000 common shares to employees and consultants of the Company.  The Company also modified the exercise price of 1,780,000 existing options to $0.20 per share.  The incremental value of these existing 1,780,000 options as compared to its original value was recorded as Compensation Costs.  The Company recorded $97,500 as Stock-based compensation on options granted and modified in fiscal 2002.

(e)

Warrants outstanding as at March 31, 2003:

Number of Warrants	Exercise Price	Expiry Date
3,340,000	$0.25	December 18, 2003
312,500	$0.17	December 31, 2003
750,000	$0.15	January 24, 2004
100,000	$0.23	February 1, 2004
1,000,000	$0.25	February 8, 2004
108,755	$0.23	March 6, 2004
36,365	$0.23	April 10, 2004

5,647,620

Each warrant entitles the holder to purchase one common share of the Company.

6.

Related Party Transactions

The Company incurred the following expenses to senior officers, directors, or corporations controlled by directors:

March 31, 2003	March 31, 2002

Salaries	$ Nil	$ 16,250
Consulting Fees	$ 10,565	$ 58,307

Total	$ 10,565	$ 74,557

7.

Income Taxes

March 31, 2003	March 31, 2002

Statutory income tax rate	(40%)	(45%)
Tax losses not benefited	40%	45%

Effective tax rate	-	-

As at December 31, 2002, the Company had non-capital losses of approximately $4,146,000, unused cumulative Canadian exploration and development expenses of approximately $10,970,000, and un-depreciated capital costs of approximately $884,000 carried forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2003 to 2009.  The exploration and development expenses and un-depreciated capital costs can be carried forward indefinitely.

Future income tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, as their realization is unlikely.

8.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short-term nature of these financial instruments.  The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

9.

Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

CANADIAN ZINC CORPORATION

Schedule of Deferred Exploration and Development Costs

March 31, 2003 (Unaudited)	March 31, 2002 (Audited)

Expenses
Amortization	$ -	$ 4,661
Assaying and analysis	300	1,916
Camp supplies	43	2,436
Consulting – report	-	-
Consulting – geology	4,800	40,930
Contract labour	-	16,780
Development and engineering costs	2,451	-
Insurance	-	2,155
Lease rental	23,997	43,563
Maintenance	99	718
Miscellaneous	250	3,032
Salaries and benefits	-	49,112
Surveying	-	133
Telephone	161	1,638
Travel and transportation	-	20,647

Total exploration costs, for the period	32,101	187,721

Deferred exploration costs, beginning of period	9,496,832	9,309,111

Deferred exploration costs, end of period	$ 9,528,933	$ 9,496,832

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  February 12, 2004

1st Quarter 2003